Filed by GSR III Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Terra Innovatum s.r.l.

Commission File No.: 333-287271-01

Terra Innovatum Signs Strategic Partnership with Paragon Energy Solutions to Support Commercialization and Global Deployment of SOLO(TM) Micro-Modular Nuclear Reactor

Collaboration to Integrate NRC-Approved Instrumentation and Control (I&C), Safety Systems, and Manufacturing Support as Reactor Development Advances Toward 2028 Deployment

NEW YORK, NY AND DALLAS, TX / ACCESS Newswire / June 11, 2025 / Terra Innovatum Srl (“Terra Innovatum,” or the “Company”), a developer of micro-modular nuclear reactors, and GSR III Acquisition Corp. (Nasdaq: GSRT), a publicly traded special purpose acquisition company, today announced that Terra Innovatum has signed a Memorandum of Understanding (“MOU”) with U.S.-based Paragon Energy Solutions, LLC (“Paragon”), a recognized leader in safety-related Instrumentation and Control (I&C) systems for the nuclear energy sector, to support the design and integration of I&C systems into Terra Innovatum’s micro-modular reactor, SOLO™, as well as manufacturing support for its global deployment.

In Picture (Left to Right): John Portillo - Vice President, Paragon Energy Solutions and Giordano Morichi - Partner, Chief Business Development Officer & Investor Relations in Signing Ceremony at Paragon Headquarter, Dallas (TX).

“We are thrilled to partner with Paragon, a leading nuclear component manufacturer who has the nuclear engineering know-how, capabilities, and capacity to support the global manufacturing and deployment of our SOLO™ units once commercialized. We are working closely with their world-class team to implement NRC-approved I&C systems into our advanced nuclear reactors to ensure SOLO™ maintains industry-leading performance, safety and reliability,” announced Alessandro Petruzzi, Co-founder & CEO of Terra Innovatum. “This partnership reflects the agility of our model as we aim to leverage the existing nuclear supply chain and licensed components for our reactor design and production, which accelerates our regulatory and commercial pathway.”

Tighe Smith, Chief Nuclear Officer of Paragon commented: “We’re proud to collaborate with Terra Innovatum and help push the frontier of advanced nuclear forward to address worldwide energy demand. We are well positioned to support their innovative and unique design elements as well as deployment plans as an established partner-of-choice for the advanced reactor industry. We share in Terra Innovatum’s long-term commitment to both innovation and safety profile and are excited to build the future of nuclear together.”

Giordano Morichi, Partner, Chief Business Development Officer & Investor Relations of Terra Innovatum continued: “We engineered SOLO™ for modular scalability and rapid commercialization, and this partnership with Paragon marks a critical first step toward our 2028 deployment timeline. By aligning with established industry leaders like Paragon, we are not only integrating proven I&C and safety systems into our technology-we are also laying the foundation for a resilient, responsive supply chain across the U.S. and globally. Together, we’re accelerating our mission to deliver low-cost, zero-carbon, and highly reliable energy to the places that need it most.”

“We deeply recognize the urgency of bringing advanced nuclear technologies like SOLO™ to market. Our expertise in delivering high-integrity safety systems aligns perfectly with Terra Innovatum’s ambitious roadmap. We are committed to supporting their deployment goals by ensuring that all instrumentation and control components are engineered, tested, and delivered with the highest standards of nuclear-grade reliability,” concluded John Portillo, Vice President of Paragon.

In Picture: A visual rendering of the SOLO™ micro-modular reactor (1MWe-5MWt) seamlessly integrated into a high-density urban environment, showcasing its compact footprint and suitability for safe, public-facing energy deployment in city settings.

The MOU formalizes a strategic collaboration to initiate the design integration and validation of advanced I&C systems for Terra Innovatum’s SOLO™ reactor, as well as related manufacturing support for global deployment. Work has already begun between the engineering teams, and initial planning milestones are underway. The agreement lays the foundation for purchase orders, long-term service contracts, and commercial engagements, signaling a strong mutual commitment to accelerate deployment and scale.

Recent Highlights

Terra Innovatum recently announced a proposed business combination with GSR III Acquisition Corp., positioning the Company to accelerate its mission of delivering zero-carbon, cost-efficient, and reliable power. SOLO™ is the first micro-modular reactor designed to operate on widely available Low-Enriched Uranium (LEU) and is built using commercial off-the-shelf components, streamlining regulatory review and shortening construction timelines. In May, the Company submitted an advanced nuclear proposal to the New York State Energy Research and Development Authority’s Advanced Nuclear Request for Information, outlining plans for a potential reactor site, production facility, and deployment opportunities to address New York’s 2040 zero-carbon goal. Earlier this year, Terra Innovatum submitted its regulatory engagement plan to the U.S. Nuclear Regulatory Commission (NRC), a critical step toward its targeted first commercial deployment in 2028.

ABOUT TERRA INNOVATUM & SOLOTM

Terra Innovatum’s mission is to make nuclear power accessible. We deliver simple and safe micro-reactor solutions that are scalable, affordable and deployable anywhere 1 Mwe at a time.

Terra Innovatum is a pioneering force in the energy sector, dedicated to delivering innovative and sustainable power solutions. Terra Innovatum plans to leverage cutting-edge nuclear technology through the SOLO™ Micro-Modular Reactor (SMR™) to provide efficient, safe, and environmentally conscious energy. With a mission to address global energy shortages, Terra Innovatum combines extensive expertise in nuclear industry design, manufacturing, and installation licensing to offer disruptive energy solutions. Committed to propelling technological advancements, Terra Innovatum and SOLO™ are dedicated to fostering prosperity and sustainability for humankind.

It is anticipated that SOLO™ will be available globally within the next three years. Conceptualized in 2018 and engineered over six years by experts in nuclear safety, licensing, innovation, and R&D, SOLO™ addresses pressing global energy demands with a market-ready solution. Built from readily available commercial off-the-shelf components, the proven licensing path for SOLO™ enables rapid deployment and minimizes supply chain risks, ensuring final cost predictability. Designed to adapt with evolving fuel options, SOLO™ supports both LEU+ and HALEU, offering a platform ready to transition to future fuel supplies.

SOLO™ will offer a wide range of versatile applications, providing CO2-free, behind-the-meter, and off-grid power solutions for data centers, mini-grids serving remote towns and villages, and large-scale industrial operations in hard-to-abate sectors like cement production, oil and gas, steel manufacturing, and mining. It also has the ability to supply heat for industrial applications and other specialized processes, including water treatment, desalination and co-generation. Thanks to its modular design, SOLO™ can easily scale to deliver up to 1GW or more of CO2-free power with a minimal footprint, making it an ideal solution for rapidly replacing fossil fuel-based thermal plants. Beyond electricity and heat generation, SOLO™ can also contribute to critical applications in the medical sector by producing radioisotopes essential for oncology research and cancer treatment.

To learn more, visit: www.x-solo.com.

ABOUT PARAGON ENERGY SOLUTIONS

For more than 30 years, Paragon has provided an unmatched level of commitment to tackling the nuclear industry’s most difficult challenges. Dedicated to quality, safety, reliability, and carbon-free energy, the company delivers premium products to nuclear energy facilities with proven reductions in direct costs, parts inventory, improved process efficiency, and obsolescence solutions.

To learn more, visit: www.paragones.com.

CONTACTS

Giordano Morichi
Partner, Chief Business Development Officer & Investor Relations
Terra Innovatum Srl
E: g.morichi@terrainnovatum.com
W: www.x-solo.com

Nicholas Hresko-Staab
Investor & Media Relations
Alliance Advisors IR
E: TerraIR@allianceadvisors.com

John Portillo
Vice President
Paragon Energy Solutions
E: JPortillo@paragones.com

IMPORTANT INFORMATION FOR SHAREHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the business combination, a Dutch public limited liability company (“Pubco”), GSR III Acquisition Corp. (“GSRT”) and Terra Innovatum s.r.l. (“Terra Innovatum” and, together with GSR III and Pubco, the “Registrant Parties”) have filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary prospectus of Pubco relating to the offer of securities to be issued in connection with the business combination, and a preliminary proxy statement of GSRT to be distributed to holders of GSRT’s ordinary shares in connection with GSRT’s solicitation of proxies for a vote by GSRT’s shareholders with respect to the Business Combination and other matters described in the Registration Statement. The Registrant Parties also plan to file other documents with the SEC regarding the business combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of GSRT. INVESTORS OF THE REGISTRANT PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about the Registrant Parties once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by GSRT may be obtained free of charge by written request to GSRT at 5900 Balcones Drive, Suite 100, Austin TX 78731.

PARTICIPANTS IN THE SOLICITATION

Each of the Registrant Parties, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of GSRT is set forth in GSRT’s filings with the SEC. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their direct and indirect interests will be set forth in the Registration Statement (and will be included in the proxy statement/prospectus) and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

FORWARD LOOKING STATEMENTS

The statements contained in this press release that are not purely historical are forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this press release are based on our current expectations and beliefs concerning future developments and their potential effects on GSRT and the other Registrant Parties. There can be no assurance that future developments affecting GSRT and the other Registrant Parties will be those that we have anticipated. These forward-looking statements speak only as of the date this press release is delivered and involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against GSRT, any of the Registrant Parties, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of GSRT or the SEC’s declaration of the effectiveness of the Registration Statement (which will include the proxy statement/prospectus contained therein) to be filed by the Registrant Parties or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability of Pubco to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Terra Innovatum as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination, including the reorganization described in the business combination agreement; (9) changes in applicable laws or regulations; (10) the possibility that the Registrant Parties or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the amount of redemption requests made by GSRT shareholders and (12) other risk factors described herein as well as the risk factors and uncertainties described in the Form S-4 and GSRT’s other filings with the SEC, as well as any further risks and uncertainties to be contained in the proxy statement/prospectus filed after the date hereof. In addition, there may be additional risks that neither GSRT nor any of the other Registrant Parties presently know, or that GSRT or the other Registrant Parties currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward- looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

None of GSRT, the other Registrant Parties, or any of their respective affiliates, officers, employees or agents, makes any representation or warranty, either express or implied, in relation to the fairness, reasonableness, adequacy, accuracy, completeness or reliability of the information, statements or opinions, whichever their source, contained in this press release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. GSRT, the other Registrant Parties and their respective affiliates, officers, employees and agents further expressly disclaim any and all liability relating to or resulting from the use of this press release and any errors therein or omissions therefrom. Further, the information contained herein is preliminary, is provided for discussion purposes only, is only a summary of key information, is not complete and is subject to change without notice.

In addition, the information contained in this press release is provided as of the date hereof and may change, and neither GSRT nor the other Registrant Parties undertakes any obligation to update or revise any forward- looking statements, whether as a result of new information, inaccuracies, future events or otherwise, except as may be required under applicable securities laws.

The following is a LinkedIn post made by Terra Innovatum s.r.l. on June 11, 2025.

Terra Innovatum - SOLO's Post

Terra Innovatum - SOLO
430 followers
34m

Today- June 11th, Terra Innovatum - SOLO announced a critical operational milestone! We've signed a strategic partnership with Paragon Energy Solutions, a leading advanced nuclear technology provider for Instrumentation & Control (I&C) and Safety Systems, to propel the global deployment and commercialization of our low-cost, reliable, and safe micro-modular reactor solution: SOLO™.

Our work with Paragon Energy Solutions is already underway as we initiate the design integration and validation of advanced safety systems for our SOLO™ reactor, as well as manufacturing support planning for our target global deployment in 2028. This agreement brings together world-class nuclear engineering teams and lays the foundation for purchase orders, long-term service contracts, and commercial engagements, signaling a strong mutual commitment to accelerate deployment and scale across the US and the world.

For more information, please read our press release here: https://lnkd.in/gt4CrHx7

#TerraInnovatum #SOLOMicroReactor #ParagonEnergySolutions #AdvancedNuclear #ResilientSuppyChain #SafetySystems

AP NEWS
yahoo! finance
BENZINGA
Paragon
BUSINESS INSIDER
MARKETS INSIDER
MORNINGSTAR
Paragon
Nasdaq
TERRA INNOVATUM SOLO

8 · 2 Comments

Like Comment Share